SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SHARE PURCHASE AGREEMENT, THROUGH ASSIGNMENT OF THE RIGHT OF FIRST REFUSAL, EXECUTED BETWEEN CELG DE PARTICIPAÇÕES AND CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, WITH THE INTERVENTION OF THE STATE OF GOIÁS AND CELG DISTRIBUIÇÃO S.A.

CENTRAIS ELÉTRICAS BRASILEIRAS, S.A., a government controlled private company, founded in accordance with Law no. 3.890-A, of April 25, 1961, with headquarters in Brasília, Federal District, and main offices at Av. Presidente Vargas, no. 409, 13º andar - Rio de Janeiro, State of Rio de Janeiro, registered at the Corporate Registry of the Ministry of Finance under no. 00.001.180/0002-07, hereinafter ELETROBRAS, duly authorized by Resolution no. 577/2014, in a meeting held on August 25, 2014, by its Executive Board and by Deliberation no. 094/2014, of its Board of Directors, represented herein in accordance with its Articles of Incorporation by its undersigned CEO identified at the end, as PURCHASER, hereinafter “ELETROBRAS;”

COMPANHIA CELG DE PARTICIPAÇÕES, government controlled and publicly traded company, with headquarters in the city of Goiânia, capital of the State of Goiás, at Rua 2, Quadra A-37, no. 505, Parte, Edifício Gileno Godói, Bairro Jardim Goiás, registered at the CNPJ under no. 08.560.444/0001-93, represented herein in accordance with its Articles of Incorporation by its undersigned CEO identified at the end, as SELLER, hereinafter “CELGPAR;”

With the Intervention and assumption of obligations by:

CELG DISTRIBUIÇÃO S.A., a corporation, founded as a fully owned subsidiary of CELGPAR, with headquarters in the city of Goiânia, capital of the State of Goiás, at Rua 2, Quadra A-37, no. 505, Edifício Gileno Godói, Bairro Jardim Goiás, registered at the CNPJ under no. 01.543.032/0001-04, represented herein in accordance with its Articles of Incorporation by its undersigned CEO identified at the end, hereinafter “CELG D;” and

STATE OF GOIÁS, a legal entity governed by internal public law, represented herein by its Governor, MARCONI FERREIRA PERILLO JÚNIOR, Brazilian, married, bachelor’s degree in Law, ID Card RG no. 1314602 issued by the DGPC-GO, registered at the CPF/MF under no. 035.538.218-09, residing and domiciled in the State of Goiás, hereinafter “STATE;”

The STATE, ELETROBRAS, CELGPAR and CELG D hereinafter called equally “PARTY” and together “PARTIES,” and

Whereas Law no. 17.495/11, of the State of Goiás authorized the sale of 51% (fifty-one per cent) of the shares that make up the capital stock of CELG D to ELETROBRAS and Law no. 12.688/12 authorized ELETROBRAS to acquire the share control of CELG D;

Whereas there is a need for CELG D to make new investments to meet the growing demand for electricity by the consumer market in the State of Goiás, and it is necessary to obtain resources to make these investments;

Whereas CELG D is currently facing a high level of indebtedness relative to taxes, sector charges, purchase of electricity and financing;

Whereas it is in the interest of the STATE to sign a partnership with ELETROBRAS to assist in the strategic planning of the corporate reorganization, of governance and financing of CELG D, in order to restructure its debts and make new investments in the concessionaire that would enable it to render proper distribution services and improve its profitability;

Whereas the Management Agreement executed by PARTIES on 04.24.2012 has the same purpose as the agreement now executed (“Management Agreement”);

Whereas it was necessary to re-examine the operationalization of the sale of share control of CELG D;

Whereas ELETROBRAS currently owns 22,967 registered book entry ordinary shares of CELGPAR, equivalent to 0.07% (seven one-hundredths of a cent) of its total and voting capital stock, and has interest in ownership of CELG D;

Whereas the PARTIES recognize that any extension of the Public Service Concession of Electricity Distribution granted to CELG D will depend on a joint effort by the PARTIES;

Whereas ELETROBRAS, as a government controlled private company under the control of the Union, with activities in the electricity industry, should contribute with the efficiency, quality and continuity of public services of electricity distribution;

Whereas ELETROBRAS has experience managing electricity distribution companies, and considers that CELG D has the capacity to achieve economic and financial equilibrium, making its activities profitable through the adoption of measures such as a restructuring of debt and proper capitalization;

The PARTIES hereby execute this IRREVOCABLE SHARE PURCHASE AGREEMENT, hereinafter PURCHASE AGREEMENT, which will be governed by the following terms and conditions:

CLAUSE ONE – OBJECT AND PRICE

1.1. The purpose of this PURCHASE AGREEMENT is the irrevocable commitment by CELGPAR to sell, and the irrevocable commitment by ELETROBRAS to purchase 51% (fifty-one per cent) of the ordinary shares representing the capital stock of CELG D (hereinafter “Shares”), for the price of R$ 59,532,810.00 (fifty-nine million, five hundred and thirty-two thousand, eight hundred and ten reais), (hereinafter “Price”), through the assignment of the right of first refusal established in Clause Three below, once the conditions set forth in this PURCHASE AGREEMENT have been met.

1.1.1 The Price was set by the PARTIES based on the amounts calculated in independent evaluation reports (Attachments I and II), prepared by the consultants hired by the PARTIES, based on the accounting information in the Financial Statements referring to the fiscal year of 2013, duly reviewed by the independent auditing company of CELG D.

1.2. The percentage of Shares that are the object of this PURCHASE AGREEMENT may be reduced to the limit of the share of ownership held by the minority shareholders of CELGPAR in its capital stock, which is approximately 0.23% (twenty-three hundredths of one per cent), as a result of their exercise of the right of first refusal established in article 253, I of Law no. 6.404/76. In this case, the Price will be proportionately reduced in accordance with the percentage of ordinary shares actually acquired by ELETROBRAS.

1.3. CELGPAR hereby declares under penalty of termination by operation of law of this PURCHASE AGREEMENT, that the Shares now promised to ELETROBRAS are fully free and unencumbered by any judicial or extrajudicial burdens, legal or contractual charges or encumbrances of any nature, including charges, levies, options, promises and rights of first refusal, except for that established in article 253, sole paragraph of Law no. 6.404/76.

1.4. CELGPAR and CELG D hereby declare that during the process of due diligence and evaluation, they provided the specialized institutions contracted by ELETROBRAS and by the STATE with true and relevant information existing on this date, about the corporate documents, debts, liabilities, sanctions, civil, labor, criminal and environmental obligations, and information of other relevant contracts involving CELG D, and that there is no other relevant information as of this date that could unfavorably impact the decision of ELETROBRAS to acquire the Shares that are the object of this PURCHASE AGREEMENT.

1.4.1. Without prejudice to the provision in item 1.4, ELETROBRAS declares that it will not be able to allege ignorance of the relevant information referred to in the item above concerning facts that occurred during the period in which shared management of CELG D was in effect between the STATE and ELETROBRAS.

1.5. In the event that any information is found relative to facts prior to the acquisition of the Shares by ELETROBRAS that affects the net equity at market value or the present net value of the Shares that are the object of this PURCHASE AGREEMENT, the following will be observed:

(i)                  If this relevant information is verified before the actual purchase of the Shares by ELETROBRAS, ELETROBRAS may choose: (i) to terminate this PURCHASE AGREEMENT; or (ii) adjust the Price, in order to make accounting entries of the effects of the relevant information and the evaluation found by the reports mentioned in item 1.1.1. In this latter case, the PARTIES will be obligated to redo the obligations and formalities established in Clause Two below that are applicable;

(ii)                 If this relevant information is verified within one hundred and eight (180) days after the purchase of the Shares by ELETROBRAS, ELETROBRAS may choose between: (i) be indemnified at the highest difference found between the Price and the two criteria indicated in the heading of this Clause 1.5 (net equity at market value or net present value of the Shares), as well as for damages, with the STATE and CELGPAR having joint and several liability for these payments, which shall be made within two hundred and forty (240) days after the signing of this PURCHASE AGREEMENT; or (ii) Cancel the Purchase made.

1.5.1. If this PURCHASE AGREEMENT is terminated in accordance with the provision in item 1.5 (i) (ii), the parties agree that CELGPAR and the STATE will have joint and several liability for the costs incurred by ELETROBRAS to comply with the conditions it was responsible for conclusion of the business deal, such as preparation of reports, publication of notices to the market and meeting notices, without prejudice to the provision in Clause Nine.

1.5.2. If the sale is terminated pursuant to what is established in item 15 (i) (ii), ELETROBRAS will be reimbursed not only for the installments paid of the Price established in Clause One, but also for any capital contributions made to CELGD from the date of acquisition of its share control, less any dividends and/or interest on own capital received during the period, and all these amounts shall be adjusted by the IPCA from the date of the disbursement until the date of actual payment by the STATE or by CELGPAR, which are jointly and severally liable for this obligation.

1.6. The STATE shall maintain “FUNAC,” Support Fund for CELG D, created by Law no. 17.555 of January 20, 2012, and to guarantee its obligations, during the term of thirty (30) years from the date on which the law that created it went into effect, even if ELETROBRAS sells control of CELG D to third parties, declaring that it is aware of the information that the proposal for acquisition by ELETROBRAS of the share control of CELG D and the Price established in this Clause One were only accepted by ELETROBRAS as a result of the existence, conditions and terms currently established for FUNAC, as established in the Management Agreement and ratified by this instrument.

1.6.1. FUNAC is the Support Fund for CELG D, which consists of a budgetary allocation, pursuant to the terms of State Law no. 17.555 of January 20, 2012, to be maintained by the STATE for a minimum period of thirty (30) years from the date on which the law that created it went into effect, to gather and allocate financial resources to comply with the obligations resulting from administrative and judicial litigation liabilities, even those not recorded in the books, of CELG D, resulting from the decisions of administrative authorities for which no appeal is applicable, judicial decisions that have become final (res judicata) and/or judicial or extrajudicial agreements that have been judicially ratified, whose CAUSAL EVENTS occurred by the date of acquisition, by ELETROBRAS, of the Shares.

1.6.2. For the purposes of this PURCHASE AGREEMENT and the operationalization of FUNAC, CAUSAL EVENT means the event that creates the right on which the action is based, pursuant to the terms of the Brazilian Code of Civil Procedure.

1.7. As a result of the obligation covered in item 1.6 above, the STATE is liable to ELETROBRAS or to any third party that may later acquire share control of CELG D from ELETROBRAS for any damages that they may incur as a result of: (i) the early termination of FUNAC, (ii) a breach of any nature of the obligations of the STATE in relation to FUNAC; or (iii) alteration, revocation or issue of state legislation or an administrative or judicial decision referring to any condition or validity of FUNAC that is capable of having an impact on the financial premises for the evaluation of the acquisition Price established in Clause One, since this evaluation did not consider the resources necessary to pay the litigation liabilities covered by FUNAC.

CLAUSE TWO – CONDITIONS FOR CONCLUSION OF THE PURCHASE

2.1 Conclusion of the purchase of the Shares that are the object of this PURCHASE AGREEMENT is subject to implementation of the following obligations and formalities:

2.1.1. Updating of the evaluation reports prepared by both parties to the base date of 06.30.2014 and the demonstration by the independent evaluation report hired by ELETROBRAS, that the Price is less than 1.5 times the value of the net equity evaluated at market prices, according to the limit established in article 256, II, b of Law no. 6.404/76.

2.1.2. Holding the Extraordinary General Shareholder Meeting of CELG D, on 09.02.2014, for approval of the sale of the Shares and transformation of CELG D into a multi-owner company, as well as capitalization by CELGPAR, of R$ 1,680,700,000 (one billion, six hundred and eighty million, seven hundred thousand reais), through a capital increase with the issue of new ordinary shares, with funds obtained by CELGPAR from the financial institution, with the guarantee of the STATE;

2.1.3. Holding the Extraordinary General Shareholder Meeting of CELGPAR, pursuant to the form of article 253, sole paragraph, of Law no. 6.404/76, on 09.10.2014, to approve the sale of the Shares, offering the right of first refusal to the minority shareholders of CELGPAR, proportionate to their ownership of its shares, to purchase the Shares.

2.1.4. Execution of a Loan Contract between CELGPAR and CELG D, under the same conditions as those obtained from the financial institution, prior to the General Shareholder Meeting established in clause 2.1.2, in the amount of R$ 111.5 million (one hundred and eleven million and five hundred thousand reais) for restructuring of debt and investments.

2.1.5. Payment of a debt of R$ 107.8 million, calculated on the base date of December 2013, owed by CELG Geração e Transmissão S.A. – CELG GT to CELG D, with funds obtained from the financial institution, as established in clause 6.2, prior to the Meeting established in clause 2.1.2.

2.1.6. End of the term established in item 6.5 for the exercise of the right of first refusal by the minority shareholders of CELGPAR;

2.1.7. Obtaining the legislative, government and regulatory authorizations necessary for the acquisition by ELETROBRAS of the share control of CELG D.

2.1.8. Signing, by CELG D, of the Accounting Information Provision Commitment Statement, as per the model in Attachment IV, in order to make the quarterly and annual Financial Statements of the company, revised and audited by independent auditors, as well as other accounting, financial and market information available, in a sufficiently complete, useful and timely manner, in order to make up the Financial Statements of ELETROBRAS.

2.1.9. Holding the Extraordinary General Shareholder Meeting of ELETROBRAS, by 09.25.2014, for approval of the purchase of the Shares.

2.1.10. Actual transfer to CELG GT of the real estate owned by CELG D listed in Attachment V.

2.2. All obligations and formalities established in the sub-clauses of Clause 2.1 above shall be implemented within the terms indicated, with these terms extended for the period essentially necessary only in the event that the delay is not the result of fault or inertia of any of the culpa PARTIES or Intervening Parties, and in any case, the transfer to Eletrobrás of shares representing control of CELG D may not occur after 09.30.2014, in which case this PURCHASE AGREEMENT will be terminated by operation of law, subject to the possibility of re-agreement covered in clause 19.6.

2.2.1. If the delay results from the inertia of one of the PARTIES or Intervening Parties, this PURCHASE AGREEMENT may be performed under the terms set forth in Clause Eleven below or be considered to be terminated by operation of law by the PARTY not in breach, subject to the provision in clause 8.3.

CLAUSE THREE – ASSIGNMENT OF THE RIGHT OF FIRST REFUSAL

3.1. In order to make feasible the purchase that is the object of this PURCHASE AGREEMENT, the STATE, pursuant to the form of article 171, § 6 of Law no. 6.404/76, hereby assigns and transfers to ELETROBRAS, without charge and irrevocably, the right of first refusal to acquire the shares established in article 253, I of Law no. 6.404/76, in the proportion sufficient for the acquisition, by Eletrobras, of 51% (fifty-one per cent) of the ordinary shares representing the capital stock of CELG D.

3.1.1. The right of first refusal now granted will be exercised by ELETROBRAS in the manner and term set forth in Law form 6.404/76.

3.2. The assignment of the right expressed in clause 3.1. covers the right to the reserve unsubscribed shares established in article 171, § 7, “b” of Law no. 6.404/76; ELETROBRAS may be a party to the distribution, proportionate to the right of the STATE to this title, subject to the right of the other shareholders, including ELETROBRAS, in being a part of the allocation, proportionate to its shares, pursuant to Law 6.404/76.

3.3. In order to ensure full effectiveness of the assignment established in this Clause Three, the STATE shall sign any forms required by the financial institution that is the custodian of the shares of CELG D, within five (5) days from the date of the CELGPAR Meeting that approves the sale of the CELG D shares.

CLAUSE FOUR - STATE OBLIGATIONS

4.1. Offer guarantees in the financing contract to be signed by CELGPAR and the financial institution, in order make feasible the capital contribution referred to in clause 2.1.2.

4.2. Take all measures necessary to ensure the validity of this PURCHASE AGREEMENT, including with regard to the assignment of the right of first refusal established in clause three.

4.3. Register, in writing, on the date this PURCHASE AGREEMENT is signed, pursuant to the form of the attached model, that ELETROBRAS may be present at the Extraordinary General Shareholder Meeting established in clauses 2.1.3 and 6.1 and exercise, on its own behalf, within the term established in item 6.4, the right of first refusal established in Clause Three as a result of the assignment of this right through this PURCHASE AGREEMENT.

4.4. Maintenance and operationalization of FUNAC, for a period of thirty (30) years, pursuant to the terms set forth in Clause 13.

CLAUSE FIVE – CELG D OBLIGATIONS

5.1. Hold, on 09.02.2014, an Extraordinary General Shareholder Meeting to approve the sale of the Shares, as well as to carry out the capital increase set forth in clause 2.1.2.

5.2. Sign a loan agreement with CELGPAR, in the amount of R$ 111.5 million (one hundred and eleven million and five hundred thousand reais), in order to restructure its debts and make investments to properly distribute electricity, subject to the provision in Clause 2.1.4.

5.3. Maintain control of FUNAC assets as per Clause Fourteen.

5.4. Provide, on a timely basis, all the information and subsidies necessary for ELETROBRAS to be able to prepare the necessary documents, as per CVM Instruction 481/2009, for submission of the acquisition of the Shares to its General Shareholder Meeting.

CLAUSE SIX- CELGPAR OBLIGATIONS

6.1. Hold, on 09.10.2014, the Extraordinary General Shareholder Meeting referred to in item 2.1.3, pursuant to the form of article 253, sole paragraph of Law no. 6.404/76, to deliberate on the sale of shares of CELG D, offering the right of first refusal to the minority shareholders of CELGPAR, proportionate to their ownership of its shares, to purchase the CELGD Shares.

6.2. Execute the Financing Contract, in the amount of R$ 1.9 billion (one billion and nine hundred million reais), for capitalization of CELG D, as established in item 2.1.2 above, as well as the loan agreement, as established in item 2.1.4.

6.3. Capitalize CELG D, in the amount of R$ 1,680,700,000 (one billion, six hundred and eighty million, seven hundred thousand reais), through the Meeting set forth in items 2.1.2 and 5.1 above, immediately paying in the resources obtained in a credit operation to be contracted by CELGPAR, without prejudice to compliance with the formalities necessary for the regular increase in capital of CELG D. These resources will be used as set forth in the Resource Use Plan established in the financing agreement signed by CELGPAR.

6.4. Be present at the Meeting referred to in clauses 2.1.2 and 5.1 and capitalize CELG D in the amount of R$ 1,680,700,000 (one billion, six hundred and eighty million, seven hundred thousand reais), signing the subscription notice and paying in the capital subscribed on the Meeting date, pursuant to clause 6.3.

6.5. Comply with the term of thirty (30) days for the exercise of the right of first refusal by their minority shareholders for the acquisition of shares of CELGD proportionate to the ownership by each of the capital stock of CELGPAR.

6.6. Establish, in the Notice for the Meeting set forth in items 6.1 and 2.1.3, that the unsubscribed shares resulting from the failure to exercise the right of first refusal by minority shareholders will be allocated among the shareholders who had requested a reserve of the unsubscribed shares in the respective exercise of the right of first refusal, without a new meeting being held for the purpose of ratification.

6.7. Within two (2) business days after the end of the period established in clause 6.5, sign the book of “Transfer of Not to Bearer Shares” of CELG D, transferring ownership of the shares to ELETROBRAS in the total proportion acquired by it after the exercise of the right of first refusal granted by the STATE.

CLAUSE SEVEN – ELETROBRAS OBLIGATIONS

7.1. Be present at the Extraordinary General Shareholder Meeting of CELGPAR referred to in clause 6.1, and exercise, proportionate to its share of ownership of the capital stock of CELGPAR and of the STATE, including in regard to the unsubscribed shares, right of first refusal for the acquisition of the Shares, acquiring 51% of the capital stock of CELG D.

7.2. Pay the Price established in Clause One in a single installment, due in ninety (90) days from the date of recording of the Shares of CELG D in the name of ELETROBRAS, pursuant to Clause 6.7, through a deposit to checking account 3484-8, branch 1575, at Caixa Econômica Federal, in the name of CELGPAR, with the deposit receipt serving as full proof of payment.

7.2.1. Based on the operation of the object of this PURCHASE AGREEMENT, no payment, price, addition or premium will be due by ELETROBRAS beyond the Price established in item 1.1.

7.3. Hold an Extraordinary General Shareholder Meeting of ELETROBRAS, within forty (40) days from the date on which this PURCHASE AGREEMENT is signed, and within the period to exercise the right of first refusal of the shareholders of CELGPAR established in item 6.5, for approval of the purchase of the Shares;

CLAUSE EIGHT – TERMINATION BY ONE OR MORE PARTIES

8.1. This PURCHASE AGREEMENT will be terminated by operation of law, without fault of the PARTIES, if the National Electricity Agency - ANEEL and/or the other federal control, monitoring, or regulatory organs and entities affirm that they are against the acquisition by ELETROBRAS of the share control of CELG D, or, if the Shareholder Meeting of ELETROBRAS does not approve the operation.

8.1.2. It will also be terminated by operation of law, without fault of the parties, in the hypothesis set forth in item 2.2.

8.2. This PURCHASE AGREEMENT may be rescinded by the PARTY not in breach in the event of breach of any obligation now established, in which case the PARTY responsible for the breach in the implementation of the conditions to carry out the operation set forth in this PURCHASE AGREEMENT will be liable for the direct costs proven to have been incurred by the other PARTY for compliance with the conditions applicable to it to conclude the business, such as the preparation of reports, publication of notices to the market and meeting notifications, without prejudice to the provision in Clause Nine.

8.3. This PURCHASE AGREEMENT will also be terminated by operation of law, as established in clause 2.2.1, in which case the PARTY responsible for the delay will be liable for the direct costs proven to have been incurred by the other PARTY for compliance with the conditions applicable to it to conclude the business, such as the preparation of reports, publication of notices to the market and meeting notifications.

8.4. If the independent evaluation report contracted by ELETROBRAS concludes that the PRICE is equal to or greater than 1.5 times the value of the net equity evaluated at market prices, according to the limit established in article 256, II, b of Law no. 6.404/76, this PURCHASE AGREEMENT will be terminated by operation of law.

8.5. Identification, by ELETROBRAS of any factor that imposes a significant risk to the business or economic and financial imbalance of the operation will also be a cause for termination of the business.

8.6. In the cases of termination covered in items 8.4 and 8.5, no indemnification or reimbursement of any costs or expenses by ELETROBRAS will be due.

CLAUSE NINE – INDEMNIFICATION

9.1. In the event of breach by the STATE relative to any obligation relative to FUNAC, as established in the Management Agreement and in this PURCHASE AGREEMENT, the STATE hereby recognizes that ELETROBRAS and/or CELGD shall be entitled to an indemnification for damages, seeking full redress for the damages they may suffer.

9.2. In the event of breach by CELG D relative to any obligation relative to control of the assets it shall transmit to FUNAC, as established in the Management Agreement and in this PURCHASE AGREEMENT, celg d hereby recognizes that the STATE shall be entitled to a possible indemnification for damages proven, excluding indirect damages and lost profits, as established in the Civil Code in effect.

9.3. In the event of breach as set forth in clause 9.1, ELETROBRAS will also have the right to reverse the sale made, and will be reimbursed not only for the Price set forth in Clause One, but for any and all capital contributions made to CELGD since the date of acquisition of its share control, less any dividends and/or interest on own capital received during the period, and all these amounts shall be adjusted by the IPCA from the date of the disbursement until the date of actual payment by the STATE or by CELGPAR, which shall have joint and several liability for this obligation.

9.3.1. In the event of termination of the IPCA, under any of the hypotheses in which it is considered in this PURCHASE AGREEMENT, the official index that replaces it will be used, or, in the absence of said replacement, by the equivalent index.

9.4. Subject to the specific provisions set forth in this Clause, breach of any obligation set forth in this PURCHASE AGREEMENT or violation of the declaration set forth in Clause 1.4 will require payment by the violating PARTY of an indemnification for damages to the PARTY not in breach.

CLAUSE TEN – IRREVOCABLE COMMITMENT

10.1. This PURCHASE AGREEMENT represents a forma, irrevocable commitment between the PARTIES and the Intervening Parties, and their successors, binding them to the obligations presented herein in regard to the performance of the object of this PURCHASE AGREEMENT, without the right to right of withdrawal, pursuant to the terms of article 462 et seq. of the Brazilian Civil Code, except under the hypotheses set forth in Clauses 1.3, 1.5 (i) (ii) 2.2, 2.2.1, 8 and 9.3, as well as in the event of any defect in the declarations established in clause 1.4.

10.2. The conditions and procedures set forth in this PURCHASE AGREEMENT, especially in Clause Two, are formalities and obligations to be complied with by the PARTIES and Intervening Parties, and shall not affect the commitment of irrevocability set forth in this Clause.

10.3. The PARTIES and Intervening Parties, by themselves or their agents duly constituted for this purpose, shall carry out all the other acts and sign all the documents which, under the applicable laws and regulations, are necessary for the transfer of the Shares of CELG D set forth in One, pursuant to the terms and conditions established in this PURCHASE AGREEMENT.

CLAUSE ELEVEN–SPECIFIC PERFORMANCE

11.1. This PURCHASE AGREEMENT is subject to specific performance pursuant to article 461 of the Code of Civil Procedure.

CLAUSE TWELVE – NOTIFICATIONS

12.1. Notifications between the PARTIES that may come to be necessary as a result of this PURCHASE AGREEMENT will always be in writing, through letter or email confirmed by a letter, with proof of receipt, to the following addresses:

STATE:

SECRETARY OF THE TREASURY

Av. Vereador José Monteiro, 2.233, Bl. “A,” 1º Andar, Setor Nova Vila

CEP 74.653-900 – Goiânia – GO - Brazil

FAX: [(62) 3269-2503]

ELETROBRAS:

DIRECTOR OF FINANCES AND INVESTOR RELATIONS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

Avenida Presidente Vargas, n.º 409, 13º andar, Centro

CEP 20071 – 003 – Rio de Janeiro, RJ – Brazil

FAX: [(21) 2514-5714]

CELGPAR:

CEO

COMPANHIA CELG DE PARTICIPAÇÕES

Rua 2, Quadra A-37, no. 505, Parte, Edifício Gileno Godói, Bairro Jardim Goiás

Cep: 74.805-180 – Goiânia – GO – Brazil

FAX: [(62) 3243-1085]

CELG D:

CEO

CELG DISTRIBUIÇÃO S.A. - CELG D

Rua 2, Quadra A-37, no. 505, Edifício Gileno Godói, Bairro Jardim Goiás

Cep: 74.805-180 - Goiânia – GO - Brazil

FAX:: [(62) 3242-1085]

12.2. The PARTIES may modify, at any time, the information or persons responsible mentioned in item 12.1, provided that it does so in a letter, with return receipt, and the respective modification will only be considered after the date on which receipt was proven.

CLAUSE THIRTEEN – PROVISIONS RELATED TO FUNAC

13.1. The STATE shall maintain FUNAC, and guarantee its obligations, for the term thirty (30) years, even if ELETROBRAS sells control of CELG D to third parties, declaring that it is aware that the information in the purchase proposal made by ELETROBRAS of the share control of CELGD and the Price set forth in Clause One were only offered by ELETROBRAS as a result of the existence, conditions and terms currently established for FUNAC and especially as a result of the following obligations and premises:

(i)          The purpose of FUNAC is to gather and allocate financial resources to comply with the obligations resulting from administrative and judicial litigation liabilities, even those not recorded in the books, of CELG D, resulting from the decisions of administrative authorities for which no appeal is applicable, judicial decisions that have become final (res judicata) and/or judicial or extrajudicial agreements that have been judicially ratified, whose causal events occurred by the date of acquisition, by ELETROBRAS, of the share control of CELG D;

(ii)         The STATE assumes that FUNAC will pay for any and all obligations resulting from the administrative and judicial litigation liabilities mentioned in item (i) above, even if the PARTIES and the STATE are not yet aware of their occurrence on the date of execution of this PURCHASE AGREEMENT;

(iii)        The STATE shall provide all the financial resources to the FUNAC ACCOUNT that may be necessary to pay the awards against CELG D as a result of obligations resulting from the administrative and judicial litigation liabilities mentioned in item (i) above;

(iv)       The “FUNAC ACCOUNT” is a remunerated and linked bank checking account number 365-3, branch 4204, opened at CAIXA ECONÔMICA FEDERAL, transacted by the Secretary of Finance of the State of Goiás - SEFAZ, to make operational the transfer of resources to the checking account of CELG D.

(v)         The STATE declares that there is a budget allocation for FUNAC, in the initial amount of R$ 10,000,000.00 (ten million reais), for compliance with the obligations assumed referring to the FUNAC;

(vi)       The STATE shall adopt all measures in regard to the public budget to ensure timely compliance with its obligations referring to the FUNAC;

(vii)      The STATE will transfer funds from FUNAC to the FUNAC ACCOUNT as needed to cover the liabilities referred to in item (i) above.

(viii)     Without prejudice to the provision in item (v) and (vii) above, the STATE shall make transfers necessary to maintain in the FUNAC ACCOUNT, from the execution of this PURCHASE AGREEMENT and for the term established in the heading of this item 13.1, a minimum balance of R$ 10,000,000.00 (ten million reais), which shall be adjusted for inflation according to the same indexes adopted by the STATE for the inflation adjustment referred to in art. 168, §1 of State Law no. 11.651 of 12.26.1991;

(ix)       The STATE shall liquidate all obligations established in item (i) above, and maintain the minimum amount set forth in item (viii) above throughout the operating periods of FUNAC, independent of the financial sale of the credit rights that may be assigned by the CELG D to the STATE;

(x)         The STATE recognizes that the deposits made to the FUNAC ACCOUNT will not represent an advance for a future capital increase of CELG D, nor a dilution of share control of its shareholders;

(xi)       The STATE shall not make withdrawals from the FUNAC account, except to comply with the obligations established in item (i) or under the circumstance established in (xii);

(xii)       The STATE will re-evaluate the remaining balance of the obligations established in item (i), at ten (10) year intervals, and may, in the event that no remaining amount that has not been paid is found, receive the remaining balance of the FUNAC ACCOUNT, with previous agreement of ELETROBRAS. For the purposes of this item, the amount of the obligations established in item (i) shall be considered with the adjustments and corrections due, according to the legal and customary criteria used for each type of debit. The agreement of ELETROBRAS established in item (i) will only be applicable if it retains share control of CELG D, however, this prerogative will be extensive to any party that is the controlling shareholder at that time.

13.2. If the obligations of FUNAC are not honored within ninety (90) days from the request by CELG D, it is hereby established that the PARTIES, if so requested by CELG D, will contribute capital to the company, proportionately to their respective shares of its capital stock, in an amount sufficient to satisfy the obligation not met by FUNAC.

13.2.1. The obligation established in clause 13.2 will only remain for Eletrobras while it is the controller of CELG D.

13.2.2. If the contribution referred to in clause 13.2 is made, the PARTIES, proportionate to their respective contributions and independent of any other written document signed by CELG D, will be subrogated to the rights of CELG D against the STATE, relative to breach by the latter in regard to FUNAC.

13.2.3. In order for the subrogation mentioned in clause 13.2.2 to occur, it will be sufficient for the Shareholder Meeting Minutes that approves the capital increase to contain information relative to the obligation resulting from the judicial or administrative proceeding that was not honored by FUNAC, in addition to the information that the contribution is being made in order to provide funds as a result of the failure to comply with the obligation by FUNAC.

13.2.4. If one of the PARTIES does not subscribe to the amount of capital that is proportional to its shares, the other PARTY may subscribe to all the capital necessary, with the participation of the other PARTY in CELG D thus being diluted.

13.3. The STATE affirms, for all legal purposes that the declarations and obligations it makes or assumes through this PURCHASE AGREEMENT have the necessary legal authorizations and are true and complete, and shall promptly notify ELETROBRAS if any obligation or declaration contained in this instrument is questioned at a later moment.

13.4.  The STATE declares that the execution of this PURCHASE AGREEMENT was submitted to and approved by all the organs of the STATE that would have competence to analyze it.

13.5. As a result of the declaration given in item 13.1 above, and without prejudice to the provision in item 9.1, the STATE will be liable to ELETROBRAS or to any third party that may later acquire share control of ELETROBRAS from CELG D, for any damages that they may incur as a result of: (i) early termination of FUNAC, (ii) a breach of the obligations of STATE in relation to FUNAC, as agreed to in this Clause, (iii) budget shortfall of the STATE for paying the obligations of FUNAC; or (iv) alteration, revocation or issue of state legislation or an administrative or judicial decision referring to any condition or validity of FUNAC that is capable of having an impact on the financial premises for the evaluation of the acquisition Price established in Clause One, since this evaluation did not consider the resources necessary to pay the litigation liabilities covered by FUNAC.

13.6. The procedures for use of the FUNAC will comply with the provisions contained in State Decree no. 7.732/12, as in effect on this date (Attachment III).

13.7. In the specific cases of payment of obligations by FUNAC, the STATE will be subrogated up to the limit of the compliance, in all applicable rights and actions of CELG D to claim any undue payments made or rescissions of decisions, when applicable, and CELG D shall facilitate the means necessary to the exercise of this subrogation.

CLAUSE FOURTEEN – SPECIAL PROVISIONS RELATED TO LITIGATION ASSETS OF CELG D

14.1. The litigation assets to which this clause refers result from the decisions of administrative authorities for which no appeal is applicable, judicial decisions that have become final (res judicata) and/or judicial or extrajudicial agreements that have been judicially ratified, whose CAUSAL EVENTS occurred by the date of acquisition, by ELETROBRAS, of 51% of the ordinary not to bearer shares issued by CELG D.

14.1.1. The STATE expressly recognizes through this PURCHASE AGREEMENT that only those assets received in money whose causal event occurred before the acquisition by ELETROBRAS of the share control of CELG D will be paid into the FUNAC.

14.2. The litigation assets will not be considered by ELETROBRAS in the calculation of the Price of CELG D for the purpose of acquisition of the Shares.

14.3. ELETROBRAS recognizes that the amounts referring to the litigation assets, if they are received in cash, shall be compensated in favor of the STATE, in accordance with the conditions set forth in this Clause.

14.4. The financial modelling agreed to uses two types of litigation assets, which are classified according to the manner of their financial realization: through compensation of tax credits related to PIS and COFINS and by receipt in cash directly by CELG D. Each type should have a differentiated treatment for compensation to the STATE, as presented in detail in the following items:

14.4.1. The litigation assets that CELG D realizes through compensation of credits originating from recognition of undue tax amounts relative to PIS and COFINS, will release the STATE in the exact proportion of the amounts realized, without the need to transfer funds from FUNAC in equal amounts, for compliance of the obligations of CELG D.

14.4.1.1. A graph account shall be created, and its balance will grow with the sum of the amounts of the aforementioned compensated tax debits. This balance will be adjusted annually by the IPCA Rate.

14.4.1.2. While there is a positive balance at the graph account, CELG D shall make any payments of the litigation liabilities for which FUNAC is responsible without transferring the resources of the FUNAC ACCOUNT to CELG D. The value of these payments will reduce the balance of the graph account by an equal amount, and the balance of the graph account can never be negative.

14.4.2. The litigation assets that are received in money by CELG D shall be part of the FUNAC revenues, linked to payment of the litigation liabilities guaranteed by FUNAC.

CLAUSE FIFTEEN – JOINT SALE AGREEMENT

15.1. Through this PURCHASE AGREEMENT, it is hereby agreed that, in the event of an extension of the concession of CELG D, if CELGPAR or ELETROBRAS wish to sell their respective shares of the capital stock of CELG D, after obtaining the necessary government authorizations set forth in the Laws or Regulations, they should be jointly sold by them, pursuant to the following conditions.

15.1.1. In the event that the hypothesis in item 15.1 applies, ELETROBRAS and CELGPAR must sell at least 51% (fifty-one per cent) of the shares of CELG D, of which at least 13% will be shares owned by ELETROBRAS, with identical pricing for each share sold, independent of who is the seller.

15.1.2. The minimum proportion of shares to be sold by each partY to comply with the provision in item 15.1.1, will be defined by each of them, through notification of the other partY.

15.1.3. For the regular performance of the procedure established in item 15.1, the partY that intends to make the sale shall notify the other partY, three (3) times successively, in order for it to consent to the joint sale, and this consent shall be manifested within thirty (30) days.

15.1.4. If ELETROBRAS does not comply with the notification of CELGPAR to perform the joint sale, the latter may demand specific performance of the obligation to sell by ELETROBRAS, in the proportion of 13% of its ownership of the capital stock of CELG D.

15.1.5. If CELGPAR does not express interest in the joint sale, ELETROBRAS may sell its shares separately.

15.1.6. The sale set forth in item 15.1 will be submitted to the rules established in the National Privatization Program (PND).

15.1.7. The parties hereby agree that if there is a revocation of the rules referring to the PND, the sale shall be preceded by an independent evaluation and carried out through a bidding procedure, except in the hypothesis of another form of disposal contain in specific supervening legislation, after the signing of this PURCHASE AGREEMENT.

15.2. The joint sales agreement established in this Clause Fifteen will be subject to the following conditions: (i) that the manifestation of interest in the sale occur within eighteen (18) months of the date of extension of the CELG D concession and that the sale be concluded within twenty-four (24) months from the date of said manifestation, and also (ii) that CELGPAR, at the time of the manifestation of interest in the sale, hold at least 25% (twenty-five per cent) of the shares of the capital stock of CELG D.

15.2.1. The period of twenty-four (24) months for conclusion of the sale may be extended one (1) time, for an equal period, exclusively in the event of a delay caused by a third party fact.

15.2.2. ELETROBRAS shall only approve capital increases in CELG D that are necessary to meet the actual needs for funds of this concessionaire.

15.3. Once the joint sale of share control of CELG D has been executed, the parties will be free from any obligations, and may sell their remaining respective shares separately.

CLAUSE SIXTEEN – PERFORMANCE

16.1. ELETROBRAS shall, after conclusion of the purchase that is the object of this PURCHASE AGREEMENT, make every effort for CELG D to comply with the requirements imposed by the framework that are necessary to ensure the continuity of the electricity distribution concession granted to the latter.

CLAUSE SEVENTEEN – GOVERNING LAW

17.1. This PURCHASE AGREEMENT and the resulting relations between the PARTIES are governed and interpreted in accordance with Brazilian law.

CLAUSE EIGHTEEN – SETTLEMENT OF LITIGATION

18.1. All litigation resulting or connected to this PURCHASE AGREEMENT that cannot be amicably settled by the PARTIES will be definitively settled by the Courts, and the courts of the Federal District are elected for this purpose, to the exclusion of any other.

CLAUSE NINETEEN – MISCELLANEOUS

19.1. This PURCHASE AGREEMENT may only be altered, amended or complemented through a written document signed by the PARTIES, except when there is a stipulation otherwise in this PURCHASE AGREEMENT.

19.2. Neither of the PARTIES and no Intervening Party may assign any rights stipulated under this PURCHASE AGREEMENT, except where expressly established in this PURCHASE AGREEMENT, or to delegate any obligations without prior written consent of the other PARTY.

19.3. The failure to totally or partially exercise any right or option set forth under this PURCHASE AGREEMENT shall not impede, harm or constitute a waiver to any right or option, except in the hypothesis of an express provision otherwise contained in this PURCHASE AGREEMENT.

19.4. This PURCHASE AGREEMENT is binding on the PARTIES, for themselves and for their successors, for any reason, until its performance.

19.5. If any provision of this PURCHASE AGREEMENT is considered unenforceable, illegal or null and void as a result of a judicial decision or the law, the PARTIES shall undertake to replace said provision in order to preserve, as much as possible, the integrity of the other commitments assumed herein.

19.6. If, as the result of any third party fact, it is impossible to comply with the procedures and terms set forth in this PURCHASE AGREEMENT to comply with the preceding conditions established in Clause Two, these terms may be changed, subject to the legal and corporate restrictions applicable.

19.7. Any act carried out by the PARTIES in violation of the provisions of this PURCHASE AGREEMENT shall be null and void by operation of law, not generating any obligation or having any legal effect.

19.8. This PURCHASE AGREEMENT shall remain valid, after the purchase that is its object, in order to govern the obligations and conditions that remain after said performance, such as those relative to the FUNAC and to the hypotheses of termination of the purchase, as well as those relative to the obligations for damages.

CLAUSE TWENTY – revoCATION OF THE MANAGEMENT AGREEMENT

20.1. The Management Agreement signed by the parties on April 24, 2012 is hereby rescinded by operation of law on the transfer date of the Shares to ELETROBRAS in the share record book of CELG D.

CLAUSE TWENTY-ONE – ATTACHMENTS

21.1. The following documents constitute Attachments to this PURCHASE AGREEMENT, and are an integral part of it:

Attachment I – Independent Evaluation Report of ELETROBRAS;

Attachment II – Independent Evaluation Report of the STATE/CELGPAR;

Attachment III – State Decree no. 7.732/12;

Attachment IV – Model of Accounting Information Provision Commitment Statement.

Attachment V – List of Real Estate owned by CELG D to be transferred to CELG GT

In witness whereof, the PARTIES hereby sign this instrument in four (4) counterparts of equal content and effect, together with the undersigned witnesses.

Brasília,                               ,      2014

For the STATE OF GOIÁS

For CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

For COMPANHIA CELG DE PARTICIPAÇÕES - CELGPAR

For CELG DISTRIBUIÇÃO S.A. - CELG D

Witnesses:
1)__________________________	2)___________________________
Name:	Name:
CPF:	CPF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.